

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

<u>Via U.S. Mail</u>
Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, Illinois 60173

      Re: Career Education Corporation
             Form 10-K for fiscal year ended December 30, 2010
             Filed February 22, 2011
             Form 10-Q for quarterly period ended September 30, 2011
             Filed November 9, 2011
             File No. 000-23245

Dear Mr. Graham:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>General</u>

1. We note disclosure in your Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011 reflecting a decline in student enrollments. In future filings, please enhance your disclosure to more fully discuss this trend, including outlining steps management may take or has taken to address and reverse it, and the effect on your results of operations, including revenues and marketing expenses. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>

<u>Summary of Significant Accounting Policies and Estimates</u>

<u>Goodwill and Indefinite-Lived Intangible Assets, page 65</u>

2. We note that goodwill represents 24% or more of your assets as of December 31, 2010.
    In light of the significance of your goodwill balance, we expect robust and
    comprehensive disclosure both in your footnote and in your critical accounting policies
    regarding your impairment testing policy. This disclosure should provide investors with
    sufficient information about management's insights and assumptions with regard to the
    recoverability of goodwill. Specifically, please disclose the following information for
    each reporting unit (with material goodwill) that is at risk of failing step one of the
    goodwill impairment test:

    • Percentage by which fair value exceeded carrying value as of the most recent step-
      one test;
    • Amount of goodwill allocated to the unit;
    • Description of the methodology used to determine fair value;
    • Description of key assumptions used and how the key assumptions were determined;
    • Discussion of the uncertainty associated with the key assumptions and any potential
      events and/or circumstances that could have a negative effect on the key assumptions.

    Otherwise disclose, if true, in your critical accounting policies that none of your reporting
    units with significant goodwill is at risk of failing step one of the goodwill impairment
    test. Please provide us your proposed disclosures.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations</u>

<u>Liquidity, Financial Position, and Capital Resources, page 67</u>

3. We note from your disclosure on page 116 that you currently have foreign subsidiary
    earnings of approximately $169.7 million and these earnings are considered permanently
    invested in those businesses. Disclose how much of your cash and cash equivalents and
    short terms investments are held by your foreign subsidiaries. You should also disclose
    in your liquidity discussion that you would need to accrue and pay taxes if these funds are
    repatriated. In addition discuss how your permanent reinvestment in foreign operations
    may affect your liquidity and disclose whether or not you intend to repatriate these funds.

<u>Note 13 Income taxes, page 114</u>

4. Please disclose the domestic and foreign components of pretax accounting income. Refer
    to Rule 408(h) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 1. Financial Statements

7. Goodwill and Other Intangible Assets, page 13

5. We note that for the quarterly period ended September 30, 2011 that you had material decreases in revenues, operating income, new student starts, and student population. Considering these factors tell us whether or not an interim impairment test for goodwill was completed.

2011 Third Quarter Overview, page 30

6. We note your disclosure on page 32 that based on your recently reported placement rates to the Accrediting Council for Independent Colleges and Schools ("ACICS"), 36 of your 49 accredited Health Education and Art & Design segment schools did not meet the ACICS 65% minimum placement rate standard for the 2010-2011 reporting period. In addition, we note your disclosure on page 33 that you took corrective action in the third quarter of 2011 in response to these reported placement rates. In future filings, please discuss the corrective actions taken on a more specific basis and describe the new career services policies and procedures that were adopted. Describe why and how you believe these new policies and procedures will increase your student placement rates.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative Expense, page 34

7. We note that you had a significant reduction in bad debt expense for both the quarterly period and year to date period ended September 30, 2011. With a view towards clarifying your disclosure, please provide us with an expanded analysis of the reasons for the change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Gail Rago
        Jeffrey Ayers